

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Peter H. Nielsen
President and Chief Executive Officer
Bio-Path Holdings, Inc.
4710 Bellaire Boulevard, Suite 210
Bellaire, Texas 77401

Re: Bio-Path Holdings, Inc.
Registration Statement on Form S-3
Filed June 11, 2024
File No. 333-280130

Dear Peter H. Nielsen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William R. Rohrlich, II